Exhibit 23.1



                          Independent Auditors' Consent



The Board of Directors
HSBC Holdings plc:

We consent to the incorporation by reference in Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form F-4 of HSBC Holdings plc, dated April 1, 2003, relating to the 1984 Long-Term Executive Incentive Compensation Plan, 1996 Long-Term Executive Incentive Compensation Plan, Beneficial Corporation 1990 Non-Qualified Stock Option Plan, BenShares Equity Participation Plan, and Renaissance 1997 Incentive Plan, of our report dated March 3, 2003, with respect to the consolidated financial statements of HSBC Holdings plc as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 20-F of HSBC Holdings plc.



/s/ KPMG Audit Plc

London, England
April 1, 2003